EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended December 31,					Six Months Ended June 30, 2009
	2008	2007	2006	2005	2004
Earnings (loss) (in thousands)	$(1,096)	1,948	9,222	4,619	(4,181)	(8,040)
Fixed Charges (in thousands)	$1,314	1,358	1,148	757	757	682
Ratio of Earnings (loss) to Fixed Charges	(0.8)	1.4	8.0	6.1	(5.5)	(11.79)
Coverage deficiency to attain a ratio of 1:1 (in thousands)	$2,410	—	—	—	4,938	8,722